MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2018

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2018 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2018, and the audited consolidated financial statements for the year ended December 31, 2017, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 7, 2018 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México and is pursuing the development of its existing mineral property assets and acquiring new assets. During the quarter ended September 30, 2018, the Company owns and operates six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine and the San Martin Silver Mine.

In August 2018, the Company placed the La Guitarra Silver Mine under care and maintenance and is currently reviewing strategic options including the potential sale of the operation.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 3

2018 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	2018-Q3	2018-Q2	Change Q3 vs Q2	2017-Q3	Change Q3 vs Q3	2018-YTD	2017-YTD	Change
Operational
Ore Processed / Tonnes Milled	864,056	851,349	1%	730,652	18%	2,525,180	2,244,822	12%
Silver Ounces Produced	3,505,344	2,756,263	27%	2,415,962	45%	8,428,636	7,412,128	14%
Silver Equivalent Ounces Produced	6,740,315	5,137,318	31%	3,986,274	69%	15,757,310	12,142,568	30%
Cash Costs per Ounce (1)	$6.85	$7.59	(10%)	$8.15	(16%)	$7.34	$7.13	3%
All-in Sustaining Cost per Ounce (1)	$15.12	$16.43	(8%)	$15.36	(2%)	$15.78	$13.72	15%
Total Production Cost per Tonne (1)	$68.87	$61.04	13%	$54.15	27%	$59.17	$49.89	19%
Average Realized Silver Price per Ounce (1)	$14.66	$16.74	(12%)	$17.11	(14%)	$15.89	$17.29	(8%)

Financial (in $millions)
Revenues	$88.5	$79.7	11%	$61.9	43%	$226.8	$191.1	19%
Mine Operating (Loss) Earnings	($0.1)	($2.3)	94%	$3.2	(105%)	($2.9)	$14.6	(120%)
Impairment of non-current assets	$—	$31.7	(100%)	$—	0%	$31.7	$0.0	100%
Net Earnings (Loss)	$5.9	($40.0)	115%	($1.3)	547%	($39.7)	$2.8	(1,513%)
Operating Cash Flows before Working Capital and Taxes	$20.7	$14.2	45%	$17.7	17%	$50.6	$62.3	(19%)
Cash and Cash Equivalents	$72.4	$109.2	(34%)	$120.8	(40%)	$72.4	$120.8	(40%)
Working Capital (1)	$127.8	$141.4	(10%)	$126.3	1%	$127.8	$126.3	1%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.03	($0.22)	114%	($0.01)	482%	($0.22)	$0.02	(1,394%)
Adjusted EPS (1)	($0.03)	($0.07)	53%	$0.00	(3,241%)	($0.16)	$0.00	31,904%
Cash Flow per Share (1)	$0.11	$0.08	36%	$0.11	0%	$0.28	$0.38	(26%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 32 to 38 for a reconciliation of non-GAAP to GAAP measures.

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra(1)	Consolidated
Ore Processed / Tonnes Milled	176,884	225,873	196,030	117,130	65,323	67,926	14,891	864,056
Silver Ounces Produced	1,445,918	598,693	378,983	330,047	231,350	438,061	82,292	3,505,344
Silver Equivalent Ounces Produced	3,225,352	1,475,635	379,773	537,986	427,218	557,746	136,605	6,740,315
Cash Costs per Ounce	($0.40)	$5.77	$21.15	$16.29	$13.07	$9.78	$6.99	$6.85
All-in Sustaining Cost per Ounce	$6.74	$9.03	$27.25	$23.34	$24.48	$13.37	$12.30	$15.12
Total Production Cost per Tonne	$105.91	$63.15	$40.20	$58.18	$73.50	$88.15	$68.47	$68.87

(1) La Guitarra was placed on care and maintenance on August 3, 2018.

Operational

•
In the third quarter, the Company's production from its six operating mines reached a new Company record. Total silver equivalents production increased by 31% to 6,740,315 ounces while silver production increased 27% to 3,505,344 ounces compared to the previous quarter. The increase in production was primarily due to a full quarter of production from the San Dimas operation, as well as increases in consolidated silver and gold grades of 19% and 35%, respectively.

•
Total production consisted of 3.5 million ounces of silver, 35,260 ounces of gold, 4.4 million pounds of lead and 1.2 million pounds of zinc. Silver production for the first three quarters of 2018 totaled 8.4 million ounces, or 15.8 million silver equivalent ounces, remaining in-line with the 2018 production guidance of between 12.0 to 13.2 million silver ounces or 20.5 to 22.6 million silver equivalent ounces.

•
Cash cost per ounce in the quarter was $6.85, a decrease of 10% or $0.74 per ounce compared to the previous quarter. Cash cost per ounce was lower than the previous quarter primarily attributed to increased silver production and gold by-

First Majestic Silver Corp. 2018 Third Quarter Report	Page 4

product credits from a full quarter of production by the San Dimas mine, partially offset by higher energy costs as both electricity and diesel rates increased during the quarter.

•
All-in sustaining cost per ounce (“AISC”) in the third quarter was $15.12, a decrease of 8% or $1.31 per ounce compared to the previous quarter, primarily attributed to higher payable silver ounces produced during the quarter.

•
To offset the impact of lower precious metal prices, the Company has embarked on a cost control program which is expected to cut expenditures, including exploration and development, by 20% by the end of the fourth quarter of 2018.

Financial

•
Generated revenues of $88.5 million in the quarter, an increase of 43% compared to $61.9 million in the third quarter of 2017 primarily due to a 69% increase in silver equivalent ounces sold, partially offset by a 14% decrease in average realized silver price compared to the same quarter of the prior year.

•
The Company recognized a mine operating loss of $0.1 million compared to mine operating earnings of $3.2 million in the third quarter of 2017. Despite the addition of San Dimas, which contributed $13.0 million in mine operating earnings from a full quarter of production, mine operating earnings were lower compared to the same quarter of the previous year due to a decline in production from La Parrilla, La Encantada, Del Toro and La Guitarra.

•
The Company generated net earnings of $5.9 million (EPS of $0.03) compared to net loss of $1.3 million (EPS of $(0.01)) in the third quarter of 2017. Adjusted net loss for the quarter was $6.4 million (adjusted loss per share of $0.03), after excluding non-cash and non-recurring items including share-based payments, gain or loss from marketable securities, deferred income tax recovery or expense and acquisition costs (see "Adjusted EPS" on page 37).

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $20.7 million ($0.11 per share) compared to $17.7 million ($0.11 per share) in the third quarter of 2017.

Corporate Developments

•
During the quarter, the Company signed a 25 year surface and access rights agreement with a local Banamichi Ejido for full access to the Ermitaño West project. In addition, the Company exercised the Ermitaño and Cumobabi option agreements with Evrim Resources Corp. for a 100% earn-in on the mining concessions on both projects. Following these two significant achievements, the Company began a 4,400 metre infill exploration program on the Ermitaño West project in mid-September with the objective of upgrading a portion of the Inferred Resources to Indicated Resources and to prepare for future production.

•
As previously announced, the Company placed the La Guitarra milling and mining operations under care and maintenance on August 3rd and is currently reviewing strategic options including the potential sale of the operation. The Company will continue with current permitting activities and remediation programs to prepare the operation for a potential reopening in the future, subject to a sufficient improvement in economic conditions to justify a restart of the operation.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 5

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2018			2017				2016
PRODUCTION HIGHLIGHTS	Q3	Q2(1)	Q1	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
San Dimas	176,884	85,765	—	—	—	—	—	—
Santa Elena	225,873	228,054	223,498	232,575	232,662	232,451	230,050	257,771
La Encantada	196,030	237,862	276,191	198,845	212,092	148,039	266,510	235,039
La Parrilla	117,130	123,642	125,114	138,124	132,389	132,880	140,592	153,309
Del Toro	65,323	65,879	79,769	56,753	60,501	81,843	79,108	82,767
San Martin	67,926	74,431	75,374	72,503	69,113	67,073	69,563	76,848
La Guitarra	14,891	35,715	29,829	37,885	23,896	29,547	36,514	38,422
Consolidated	864,056	851,349	809,775	736,684	730,652	691,833	822,336	844,155
Silver equivalent ounces produced
San Dimas	3,225,352	1,698,382	—	—	—	—	—	—
Santa Elena	1,475,635	1,407,880	1,543,776	1,653,941	1,503,376	1,399,940	1,369,875	1,470,612
La Encantada	379,773	327,458	452,420	489,071	610,307	375,563	708,959	569,504
La Parrilla	537,986	605,826	615,541	643,799	612,116	593,852	667,431	699,497
Del Toro	427,218	323,714	437,743	369,992	472,804	712,714	682,219	680,802
San Martin	557,746	524,843	574,838	617,879	604,686	577,598	522,672	573,349
La Guitarra	136,605	249,214	255,359	290,654	182,986	229,276	316,195	386,713
Consolidated	6,740,315	5,137,318	3,879,678	4,065,336	3,986,274	3,888,944	4,267,350	4,380,477
Silver ounces produced
San Dimas	1,445,918	808,923	—	—	—	—	—	—
Santa Elena	598,693	535,015	521,784	582,789	560,054	557,914	581,425	660,207
La Encantada	378,983	325,603	449,522	486,514	609,138	374,901	707,479	567,930
La Parrilla	330,047	360,862	337,332	401,090	424,358	425,060	479,875	497,466
Del Toro	231,350	167,591	236,478	185,695	233,015	365,323	340,958	343,894
San Martin	438,061	419,815	483,740	514,678	471,893	425,645	410,082	510,423
La Guitarra	82,292	138,454	138,173	166,698	117,504	138,345	189,159	239,788
Consolidated	3,505,344	2,756,263	2,167,030	2,337,463	2,415,962	2,287,188	2,708,978	2,819,708
Cash cost per ounce
San Dimas	($0.40)	$0.24	—	—	—	—	—	—
Santa Elena	$5.77	$1.39	($4.74)	($6.93)	($0.18)	$1.24	($0.12)	($1.43)
La Encantada	$21.15	$23.05	$16.93	$15.23	$12.47	$13.59	$10.83	$13.87
La Parrilla	$16.29	$10.42	$11.02	$11.21	$12.26	$11.15	$9.96	$10.22
Del Toro	$13.07	$18.01	$13.66	$12.53	$6.41	$3.99	$2.64	$2.80
San Martin	$9.78	$9.68	$8.04	$7.55	$7.11	$5.43	$6.42	$6.94
La Guitarra	$6.99	$12.89	$7.97	$11.20	$19.02	$12.65	$6.36	$7.74
Consolidated	$6.85	$7.59	$7.83	$6.76	$8.15	$7.01	$6.31	$6.49
All-in sustaining cost per ounce
San Dimas	$6.74	$5.41	—	—	—	—	—	—
Santa Elena	$9.03	$6.60	($0.17)	($2.01)	$3.08	$5.02	$2.95	$1.64
La Encantada	$27.25	$30.81	$20.97	$19.20	$14.98	$17.95	$12.07	$16.53
La Parrilla	$23.34	$16.39	$17.66	$15.28	$18.85	$17.12	$13.86	$15.34
Del Toro	$24.48	$32.08	$20.61	$25.48	$12.92	$7.93	$7.95	$8.43
San Martin	$13.37	$12.49	$9.98	$9.73	$10.03	$7.53	$8.66	$10.01
La Guitarra	$12.30	$18.11	$15.76	$17.77	$31.55	$19.51	$11.83	$15.99
Consolidated	$15.12	$16.43	$16.01	$14.13	$15.36	$14.17	$11.85	$12.90
Production cost per tonne
San Dimas	$105.91	$148.91	—	—	—	—	—	—
Santa Elena	$63.15	$55.97	$54.31	$47.13	$55.65	$54.44	$52.90	$37.57
La Encantada	$40.20	$31.09	$27.00	$36.42	$34.77	$33.65	$27.92	$32.96
La Parrilla	$58.18	$49.10	$48.12	$48.00	$50.75	$44.54	$43.22	$41.92
Del Toro	$73.50	$69.23	$58.12	$72.77	$71.80	$57.16	$51.58	$52.45
San Martin	$88.15	$72.77	$68.06	$73.14	$76.81	$69.37	$61.28	$56.70
La Guitarra	$68.47	$83.68	$86.50	$83.61	$120.09	$93.49	$75.33	$78.31
Consolidated	$68.87	$61.04	$46.88	$50.81	$54.15	$51.53	$44.72	$42.13
1) San Dimas production was from the period May 10, 2018 to June 30, 2018, or 52 days in the second quarter of 2018.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 6

Operating Results – Consolidated Operations

CONSOLIDATED	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q3 vs Q2	Change '18 vs '17

Ore processed/tonnes milled	864,056	851,349	809,775	2,525,180	2,244,822	1%	12%
Average silver grade (g/t)	152	127	111	130	133	19%	(2%)
Average gold grade (g/t)	1.33	0.99	0.66	1.00	0.69	35%	45%
Average lead grade (g/t)	2.07	1.61	1.77	1.81	2.42	29%	(25%)
Average zinc grade (g/t)	0.73	0.61	0.69	0.67	0.46	20%	46%
Silver recovery (%)	83%	79%	75%	80%	77%	5%	4%
Gold recovery (%)	95%	94%	93%	94%	92%	1%	2%
Lead recovery (%)	65%	64%	62%	63%	70%	2%	(10%)
Zinc recovery (%)	51%	60%	57%	56%	48%	(15%)	17%

Production
Silver ounces produced	3,505,344	2,756,263	2,167,030	8,428,636	7,412,128	27%	14%
Gold ounces produced	35,260	25,449	15,887	76,597	45,648	39%	68%
Pounds of lead produced	4,443,290	3,949,410	4,448,378	12,841,078	20,250,833	13%	(37%)
Pounds of zinc produced	1,234,385	1,382,760	1,611,699	4,228,844	2,655,201	(11%)	59%
Total production - ounces silver equivalent	6,740,315	5,137,318	3,879,678	15,757,310	12,142,568	31%	30%

Cost
Cash cost per ounce	$6.85	$7.59	$7.83	$7.34	7.13	(10%)	3%
All-In sustaining costs per ounce	$15.12	$16.43	$16.01	$15.78	13.72	(8%)	15%
Total production cost per tonne	$68.87	$61.04	$46.88	$59.17	49.89	13%	19%

Underground development (m)	18,833	17,838	14,914	51,585	43,623	6%	18%
Diamond drilling (m)	60,439	73,899	44,827	179,165	106,708	(18%)	68%

Production

Total production for the quarter was 6,740,315 silver equivalent ounces, consisting of 3,505,344 ounces of silver, 35,260 ounces of gold, 4,443,290 pounds of lead and 1,234,385 pounds of zinc. The increase in production was primarily due to receiving a full quarter of production from the San Dimas operation, along with increases in consolidated silver and gold grades of 19% and 35%, respectively.

Silver production for the first three quarters of 2018 totaled 8.4 million ounces, or 15.8 million silver equivalent ounces, remaining in-line with the 2018 production guidance of between 12.0 to 13.2 million silver ounces or 20.5 to 22.6 million silver equivalent ounces.

Total ore processed during the quarter amounted to 864,056 tonnes, representing a 1% increase compared to the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to a 106% increase in tonnes processed at San Dimas, offset by an 18% decrease in throughput processed at La Encantada and a 58% decrease at La Guitarra. The decrease at La Guitarra was due to the operation being placed in care and maintenance on August 3, 2018.

Consolidated silver grades in the quarter averaged 152 g/t compared to 127 g/t in the previous quarter. This 19% increase was primarily the result of a full quarter of production at San Dimas as well as higher grades at La Encantada, Santa Elena, Del Toro and San Martin. Consolidated gold grades increased 35% in the quarter averaging 1.33 g/t compared to 0.99 g/t in the prior quarter. The increase was primarily due to higher production at San Dimas as well as higher gold grades at San Martin.

Quarterly consolidated silver and gold recoveries averaged 83% and 95%, representing a 5% and 1% increase, respectively, compared to the previous quarter. The Company continues to expect further improvements in recoveries associated with higher grades and with the planned installation of microbubble flotation technologies for concentrates production. The microbubble cells are expected to be delivered and installed in the first half of 2019. In addition, installation of new fine grinding technologies has been postponed until the second quarter of 2019 due to additional detailed engineering and process planning. The benefits of this new technology, most notably higher recoveries and lower operating costs, are expected to be realized after completing ramp up to planned operating levels in the second half of 2019.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 7

Cash Cost per Ounce

Cash cost per ounce for the quarter was $6.85 per payable ounce of silver, a decrease of 10% from $7.59 per ounce in the second quarter of 2018. Cash cost per ounce was lower than the previous quarter primarily attributed to increased silver production and gold by-product credits from a full quarter of production by the San Dimas mine, partially offset by higher energy costs as both electricity and diesel rates increased during the quarter.

All-In Sustaining Cost per Ounce

AISC in the third quarter was $15.12, a decrease of 8% or $1.31 per ounce compared to the previous quarter, primarily attributed to improved economies of scale attributed to an increase of payable silver ounces produced.

Development and Exploration

The Company's underground development in the third quarter consisted of 18,833 metres, an increase of 6% compared to 17,838 metres completed in the previous quarter, primarily attributed to additional development contractors brought in during the second quarter at La Encantada and Del Toro to focus on increasing development rates to increase production in the coming quarters. Development remains focused on opening new production areas, exploring high potential zones and new stope preparation.

During the quarter, a total of 60,439 metres of diamond drilling was completed, an 18% decrease compared to 73,899 metres in the prior quarter. Primary exploration activities focused on replacement deposits and to upgrade Mineral Resources confidence and to delineate areas with potential for additional Measured, Indicated or Inferred Resources:

•	San Dimas - the Santa Jessica, Santa Regina and Alexa veins in the Central block and Sinaloa Graben;

•	Santa Elena - extensions of the Tortuga and Americana veins, and the main vein and splays of Santa Elena vein, as well as the Ermitaño West and Aitana vein systems;

•	La Parrilla - the Quebradillas mine and the epithermal vein system at Cerro de Santiago, Los Perros, Rosario, Quebradillas, and San Marcos vein systems;

•	La Encantada - the Conejo- Intermedio Dike and Azul y Oro vein systems;

•	Del Toro - the Santa Teresa, Delores, San Jose, Cuerpo 2, and Carmen - Consuelo vein systems;

•	San Martin - the Rosario, Hedionda II, Santa Sofia, and Lima vein systems;

•	Plomosas - the San Juan mine.

To offset the impact of lower precious metal prices, the Company has embarked on a cost control program which is expected to cut expenditures, including exploration and development, by 20% by the end of the fourth quarter of 2018.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 8

San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and contains 71,867 hectares of mining claims located in the state of Durango, Mexico. San Dimas is one of the country’s most prominent silver and gold mines as well as the largest producing underground mine in the state of Durango, with over 250 years of operating history. First Majestic acquired the San Dimas mine with the acquisition of Primero Mining Corp. in May 2018. The San Dimas operation involves processing ore from an underground mine with a 2,500 tpd capacity milling operation. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The Company owns 100% of the San Dimas mine.

San Dimas	2018-Q3	2018-Q2	2018-YTD	Change Q3 vs Q2

Total ore processed/tonnes milled	176,884	85,765	262,649	106%
Average silver grade (g/t)	269	307	282	(12%)
Average gold grade (g/t)	4.0	4.3	4.1	(7%)
Silver recovery (%)	94%	96%	95%	(2%)
Gold recovery (%)	97%	97%	97%	0%

Production
Silver ounces produced	1,445,918	808,923	2,254,840	79%
Gold ounces produced	21,910	11,348	33,259	93%
Total production - ounces silver equivalent	3,225,352	1,698,382	4,923,734	90%

Cost
Cash cost per ounce	($0.40)	$0.24	($0.17)	(267%)
All-In sustaining costs per ounce	$6.74	$5.41	$6.26	25%
Total production cost per tonne	$105.91	$148.91	$119.95	(29%)

Underground development (m)	5,260	2,481	7,741	112%
Diamond drilling (m)	19,324	10,522	29,846	84%

During the quarter, the San Dimas mine produced 1,445,918 silver ounces of silver and 21,910 ounces of gold for a total production of 3,225,352 silver equivalent ounces, a 90% increase compared to the prior quarter due to a full quarter of production compared to 52 days in the prior quarter.

The mill processed a total of 176,884 tonnes with average silver and gold grades of 269 g/t and 4.0 g/t, respectively, during the quarter. The higher volume is attributable to the unit processing some of the lower grade stopes left behind as they were deemed uneconomical under the old streaming agreement and have now become economical under the new streaming agreement.

In the third quarter, the Company was able to improve profitability of the San Dimas mine by processing lower grade stopes and, with other continuous improvement efforts, resulted in a 29% decrease in production cost per tonne compared to the previous quarter. As a result of processing at higher throughputs, cash cost per payable silver ounce decreased to ($0.40) compared to $0.24 in the prior quarter. AISC increased to $6.74 per ounce compared to $5.41 per once in the prior quarter primarily due to workers participation bonus paid during the third quarter.

With the acquisition of Primero, First Majestic renegotiated San Dimas' streaming agreement with WPM, which is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold ounce delivered, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months. The New Stream Agreement enables the operation to generate more significant cash flows and First Majestic to deploy capital towards exploration and underground development in areas of the mine that were previously deemed uneconomic. During the three months ended September 30, 2018, the Company has delivered 9,771 ounces of gold to WPM at $600 per ounce under the New Stream.

A total of 5,260 metres of underground development was completed in the third quarter an increase of 112% compared to the prior quarter.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 9

Since the acquisition announcement in January 2018, First Majestic has been developing a long-term mine and mill automation plan for the future of the operation. The Company has identified numerous projects that will be implemented over the next 12 to 18 months intended to improve production costs at the mine and processing plant, including:

1)	Improvement of grinding technologies

2)	Lime automation and pH control

3)	Upgrading the tailings filtration plant

4)	Modernization of the Merrill-Crowe and smelting operations

5)	Installation of the third counter-current decantation tank

6)	Estimated 40% reduction in dilution and reductions in costs associated with standard ground support

7)	Pillar recoveries from Tayoltita, Santa Rita and Noche Buena mines

The Company is currently reviewing the economics of restarting a slag recovery circuit which may improve production at the mine.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 10

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 101,772 hectares. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q3 vs Q2	Change '18 vs '17

Total ore processed/tonnes milled	225,873	228,054	223,498	677,425	695,162	(1%)	(3%)
Underground tonnes
Tonnes milled	135,510	128,200	124,827	388,537	420,463	6%	(8%)
Average silver grade (g/t)	128	120	124	124	112	7%	11%
Average gold grade (g/t)	2.2	2.3	2.9	2.5	2.3	(4%)	9%
Heap leach tonnes
Tonnes milled	90,362	99,854	98,671	288,887	274,700	(10%)	5%
Average silver grade (g/t)	37	36	32	35	43	3%	(19%)
Average gold grade (g/t)	0.6	0.7	0.6	0.6	0.7	(14%)	(14%)
Silver recovery (%)	90%	87%	87%	86%	90%	3%	(4%)
Gold recovery (%)	95%	95%	95%	95%	95%	0%	0%

Production
Silver ounces produced	598,693	535,015	521,784	1,655,492	1,699,393	12%	(3%)
Gold ounces produced	10,848	11,040	12,887	34,775	35,206	(2%)	(1%)
Total production - ounces silver equivalent	1,475,635	1,407,880	1,543,776	4,427,291	4,273,191	5%	4%

Cost
Cash cost per ounce	$5.77	$1.39	($4.74)	$1.04	$0.31	315%	235%
All-In sustaining costs per ounce	$9.03	$6.60	($0.17)	$5.34	$3.67	37%	46%
Total production cost per tonne	$63.15	$55.97	$54.31	$57.82	$54.33	13%	6%

Underground development (m)	2,326	2,926	3,030	8,281	8,193	(21%)	1%
Diamond drilling (m)	9,147	10,717	7,097	26,961	13,744	(15%)	96%

During the third quarter, Santa Elena produced 598,693 silver ounces and 10,848 ounces of gold for a total production of 1,475,635 silver equivalent ounces, reflecting an increase of 5% compared to the prior quarter.

The mill processed a total of 225,873 tonnes during the quarter, consisting of 135,510 tonnes of underground ore and 90,362 tonnes from the above ground heap leach pad representing a slight decrease compared to the prior quarter.

Silver and gold grades from underground ore averaged 128 g/t and 2.2 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 37 g/t and 0.6 g/t, respectively, during the quarter.

Cash cost in the third quarter was $5.77 per payable silver ounce compared to $1.39 per payable silver ounce in the previous quarter. Cash cost per ounce was higher primarily due to decrease in gold by-product credits, which were impacted by a 4% decrease in gold head grades during the quarter. Costs were also impacted by increased diesel costs which is a primary cost in generating energy from the diesel generators at Santa Elena.

AISC in the third quarter was $9.03 per ounce compared to $6.60 per ounce in the previous quarter. The increase was mainly attributed to an increase in cash costs.

During the quarter, the Santa Elena mine completed a total of 9,147 metres of diamond drilling, consisting of 25 underground drill holes for 4,744 metres at Santa Elena and 13 surface holes for 4,402 metres at the Ermitaño-West project. Drilling at Santa Elena focused on exploring extensions of the Tortuga and Americana veins, and the Main Vein and splays of Santa Elena Vein. Drilling at the Ermitaño-West project focused on exploring the Ermitaño West and Aitana vein systems.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 11

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from leach pad and a designated area of its underground operations over the life of mine to Sandstorm. In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce. The selling price to Sandstorm is currently the lesser of $450 per ounce (subject to a 1% annual inflation increase commencing in April 2018) and the prevailing market price. During the quarter ended September 30, 2018 the Company delivered 2,191 ounces of gold to Sandstorm.

The Santa Elena mine is comprised of five major groups of concessions totaling 101,772 hectares, including Santa Elena, Ermitaño, El Gachi, Los Hernandez and Cumobabi.

As previously announced on September 10th, the Company exercised the Ermitaño and Cumobabi option agreements with Evrim Resources Corp. for a 100% earn-in on the mining concessions on both projects for $1.5 million. Evrim will retain a 2% net smelter royalty ("NSR"). During the quarter, the Company signed a 25-year agreement with a local Banamichi Ejido for all surface and access rights to the Ermitaño West project. Following these two significant events, the Company began a 4,400 metres infill exploration program on the Ermitaño West project in mid-September with the objective of upgrading a portion of the Inferred Resources to Indicated Resources.

In December 2016, the Company entered into an option agreement with Compañía Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed: to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.3 million was paid, $0.2 million is due in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 12

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q3 vs Q2	Change '18 vs '17

Total ore processed/tonnes milled	117,130	123,642	125,114	365,886	405,861	(5%)	(10%)
Cyanidation
Tonnes milled	46,859	52,871	49,260	148,991	175,930	(11%)	(15%)
Average silver grade (g/t)	140	105	125	122	143	33%	(15%)
Average gold grade (g/t)	0.15	0.13	0.14	0.14	0.13	15%	8%
Silver recovery (%)	76%	71%	71%	73%	72%	7%	1%
Gold recovery (%)	82%	81%	81%	82%	81%	1%	1%
Flotation
Tonnes milled	70,271	70,771	75,854	216,896	229,932	(1%)	(6%)
Average silver grade (g/t)	102	131	105	113	126	(22%)	(10%)
Average lead grade (g/t)	1.3	1.4	1.3	1.3	1.3	(7%)	0%
Average zinc grade (g/t)	1.6	1.5	1.7	1.6	1.1	7%	45%
Silver recovery (%)	74%	78%	77%	77%	80%	(5%)	(4%)
Lead recovery (%)	71%	77%	73%	74%	75%	(8%)	(1%)
Zinc recovery (%)	51%	60%	57%	56%	48%	(15%)	17%

Production
Silver ounces produced	330,047	360,862	337,332	1,028,241	1,329,293	(9%)	(23%)
Gold ounces produced	243	235	247	725	744	3%	(3%)
Pounds of lead produced	1,474,222	1,653,868	1,606,332	4,734,422	4,935,442	(11%)	(4%)
Pounds of zinc produced	1,234,385	1,382,760	1,611,699	4,228,844	2,655,201	(11%)	59%
Total production - ounces silver equivalent	537,986	605,826	615,541	1,759,353	1,873,399	(11%)	(6%)

Cost
Cash cost per ounce	$16.29	$10.42	$11.02	$12.53	$11.08	56%	13%
All-In sustaining costs per ounce	$23.34	$16.39	$17.66	$19.08	$16.50	42%	16%
Total production cost per tonne	$58.18	$49.10	$48.12	$51.67	$46.11	18%	12%

Underground development (m)	2,492	2,761	3,254	8,507	9,246	(10%)	(8%)
Diamond drilling (m)	8,184	10,444	8,358	26,985	20,373	(22%)	32%

In the third quarter, total production from the La Parrilla mine was 537,986 silver equivalent ounces, a decrease of 11% compared to 605,826 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 70,271 tonnes (764 tpd) with an average silver grade of 102 g/t and a 74% recovery while the cyanidation circuit processed 46,859 tonnes (509 tpd) with an average silver grade of 140 g/t and a 76% recovery.

During the quarter, the lead circuit processed ore with an average lead grade of 1.3 g/t with recoveries of 71% for a total lead production of 1,474,222 pounds, representing a 11% decrease compared to the previous quarter. The zinc circuit processed an average zinc grade of 1.6 g/t with recoveries of 51% for a total zinc production of 1,234,385 pounds, representing a 11% decrease compared to the previous quarter.

Cash cost in the first quarter was $16.29 per ounce, an increase of 56% compared to $10.42 per ounce in the previous quarter. AISC per ounce in the quarter was $23.34, an increase of 42% or $6.95 compared to the previous quarter. The increases in cash

First Majestic Silver Corp. 2018 Third Quarter Report	Page 13

cost and AISC per ounce were primarily attributed to a decrease in byproduct credits, as lead and zinc prices decreased 12% and 18% respectively compared to the previous quarter. Costs were also affected by a combination of a stronger Mexican Peso, which strengthened 5% against the U.S. dollar this quarter, as well as higher energy costs as electricity rates increased 30% during the quarter.

During the quarter, a total of 2,492 metres of underground development was completed compared to 2,761 metres in the previous quarter. The mine is in the process of changing its development contractor in order to improve development rates.

Due to adjustments in design and manufacturing changes, delivery of the microbubble cells to La Parrilla is expected in the first quarter of 2019 followed by installation, commissioning and ramp up to commercial production. By using microbubble technology, the Company expects to achieve higher metallurgical recoveries in the treatment of sulphide ore within the flotation circuit at La Parrilla.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 14

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral rights and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q3 vs Q2	Change '18 vs '17

Ore processed/tonnes milled	196,030	237,862	276,191	710,083	626,641	(18%)	13%
Average silver grade (g/t)	107	83	85	90	132	29%	(32%)
Silver recovery (%)	56%	51%	60%	56%	63%	10%	(11%)

Production
Silver ounces produced	378,983	325,603	449,522	1,154,108	1,691,518	16%	(32%)
Gold ounces produced	10	23	37	70	46	(57%)	52%
Total production - ounces silver equivalent	379,773	327,458	452,420	1,159,652	1,694,828	16%	(32%)

Cost
Cash cost per ounce	$21.15	$23.05	$16.93	$20.04	$12.03	(8%)	67%
All-In sustaining costs per ounce	$27.25	$30.81	$20.97	$25.81	$14.42	(12%)	79%
Total production cost per tonne	$40.20	$31.09	$27.00	$32.02	$31.60	29%	1%

Underground development (m)	1,862	1,718	1,445	5,024	2,322	8%	116%
Diamond drilling (m)	6,419	7,020	4,574	18,012	12,497	(9%)	44%

For the quarter, silver production was 378,983 ounces, representing a 16% increase from the previous quarter, primarily due to a 29% increase in silver grades which was offset by an 18% decrease in tonnes milled as the operation was impacted by torrential rains in the month of September.

Silver grades and recoveries during the quarter averaged 107 g/t and 56%, respectively. The increase in silver grades was the result of higher tonnage from the San Javier breccia which produced 64,117 tonnes with an average silver grade of 130 g/t. Additional production from the La Prieta breccia, a new sub-level caving area known to contain higher silver grades of between 150 g/t to 200 g/t, as preparation began in October.

Initial dry commissioning activities commenced on the roaster on August 21, 2018 with the preheating of the rotary furnace to cure the refractory brick lining. The burner was successfully tested using natural gas, however, due to heavy rains throughout most of September the Company postponed initial production and conversion to sustainable coal injection. The roaster is now in its final commissioning stages and the Company anticipates production from tailings to begin by the fourth quarter.

Cash cost per ounce for the quarter was $21.15 per ounce, a decrease of 8% compared to $23.05 per ounce in the previous quarter, while AISC per ounce was $27.25 compared to $30.81 in the previous quarter. The decrease in cash cost per ounce was primarily attributed to a 16% increase in silver production, partially offset by strengthening of the Mexican Peso and higher energy costs.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 15

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,132 hectares of mining claims and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q3 vs Q2	Change '18 vs '17

Ore processed/tonnes milled	65,323	65,879	79,769	210,971	221,452	(1%)	(5%)
Average silver grade (g/t)	147	117	133	132	163	26%	(19%)
Average lead grade (g/t)	3.3	2.7	2.9	3.0	4.6	22%	(35%)
Silver recovery (%)	75%	68%	69%	71%	81%	10%	(12%)
Lead recovery (%)	62%	58%	57%	59%	69%	7%	(14%)

Production
Silver ounces produced	231,350	167,591	236,478	635,419	939,297	38%	(32%)
Pounds of lead produced	2,969,068	2,295,542	2,842,046	8,106,656	15,315,391	29%	(47%)
Total production - ounces silver equivalent	427,218	323,714	437,743	1,188,676	1,867,737	32%	(36%)

Cost
Cash cost per ounce	$13.07	$18.01	$13.66	$14.59	$4.10	(27%)	256%
All-In sustaining costs per ounce	$24.48	$32.08	$20.61	$25.04	$9.18	(24%)	173%
Total production cost per tonne	$73.50	$69.23	$58.12	$66.35	$59.17	6%	12%

Underground development (m)	3,789	3,044	2,836	9,669	8,921	24%	8%
Diamond drilling (m)	5,472	9,145	5,824	20,440	14,340	(40%)	43%

During the third quarter, the Del Toro mine produced a total of 427,218 silver equivalent ounces, a 32% increase compared to 323,714 ounces produced in the previous quarter primarily due to a 26% increase in silver grades, a 22% increase in lead grades and a 10% increase in silver recoveries.

The mill processed a total of 65,323 tonnes (710 tpd) during the quarter, consistent with the previous quarter. Silver grades and recoveries during the quarter averaged 147 g/t and 75%, respectively. Recoveries in the quarter improved this quarter with ore extracted from Cuerpo 3 deposit which is providing higher grade material. The microbubble flotation cells which are planned to be installed in the second quarter of 2019 are expected to further improve these recoveries.

During the quarter, lead grades and recoveries averaged 3.3 g/t and 62%, respectively, producing a total of 2,969,068 pounds of lead representing a 29% increase compared to 2,295,542 pounds of lead in the previous quarter.

Cash cost per ounce for the quarter was $13.07, a decrease of 27% compared to $18.01 per ounce in the previous quarter. AISC in the quarter was $24.48 per ounce compared to $32.08 in the previous quarter. The decrease in cash cost and AISC per ounce was directly attributed to the 38% increase in silver production, partially offset by strengthening of the Mexican Peso and higher energy costs.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 16

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,902 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

SAN MARTIN	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q3 vs Q2	Change '18 vs '17

Ore processed/tonnes milled	67,926	74,431	75,374	217,732	205,749	(9%)	6%
Average silver grade (g/t)	224	203	234	220	233	10%	(6%)
Average gold grade (g/t)	0.8	0.6	0.5	0.6	0.9	33%	(33%)
Silver recovery (%)	90%	87%	85%	87%	85%	3%	2%
Gold recovery (%)	89%	87%	91%	89%	93%	2%	(4%)

Production
Silver ounces produced	438,061	419,815	483,740	1,341,616	1,307,619	4%	3%
Gold ounces produced	1,475	1,331	1,148	3,954	5,443	11%	(27%)
Total production - ounces silver equivalent	557,746	524,843	574,838	1,657,427	1,704,956	6%	(3%)

Cost
Cash cost per ounce	$9.78	$9.68	$8.04	$9.12	$6.35	1%	44%
All-In sustaining costs per ounce	$13.37	$12.49	$9.98	$11.88	$8.79	7%	35%
Total production cost per tonne	$88.15	$72.77	$68.06	$75.93	$69.13	21%	10%

Underground development (m)	2,934	2,957	2,966	8,857	8,133	(1%)	9%
Diamond drilling (m)	7,954	9,781	4,928	22,664	19,250	(19%)	18%

During the quarter, San Martin produced 438,061 silver ounces and 1,475 ounces of gold for a total production of 557,746 silver equivalent ounces, a 6% increase compared to the prior quarter. The increase in production was primarily attributed to an increase in silver and gold grades of 10% and 33% respectively, as well as a 3% and 2% in respective recoveries.

The San Martin mine processed a total of 67,926 tonnes during the quarter, a 9% decrease compared to 74,431 tonnes in the previous quarter. Silver grades and recoveries averaged 224 g/t and 90%, respectively, while gold grades and recoveries averaged 0.8 g/t and 89%, respectively.

Cash cost per ounce was $9.78 in the quarter, comparable to $9.68 in the previous quarter as the increase in production was offset by the effect of the strengthened Mexican Peso and higher energy costs.

AISC per ounce in the quarter was $13.37 compared to $12.49 in the first quarter. The increase in AISC per ounce was attributed to higher cash costs as well as higher sustaining capital expenditures relating to equipment overhauls.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 17

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

LA GUITARRA	2018-Q3	2018-Q2	2018-Q1	2018-YTD	2017-YTD	Change Q3 vs Q2	Change '18 vs '17

Ore processed/tonnes milled	14,891	35,715	29,829	80,435	89,957	(58%)	(11%)
Average silver grade (g/t)	214	154	187	177	196	39%	(10%)
Average gold grade (g/t)	1.8	1.5	1.9	1.7	1.8	20%	(6%)
Silver recovery (%)	80%	78%	77%	78%	78%	3%	0%
Gold recovery (%)	78%	79%	80%	79%	74%	(1%)	7%

Production
Silver ounces produced	82,292	138,454	138,173	358,919	445,008	(41%)	(19%)
Gold ounces produced	688	1,399	1,477	3,564	3,932	(51%)	(9%)
Total production - ounces silver equivalent	136,605	249,214	255,359	641,179	728,456	(45%)	(12%)

Cost
Cash cost per ounce	$6.99	$12.89	$7.97	$9.64	$11.66	(46%)	(17%)
All-In sustaining costs per ounce	$12.30	$18.11	$15.76	$15.88	$19.43	(32%)	(18%)
Total production cost per tonne	$68.47	$83.68	$86.50	$81.92	$93.18	(18%)	(12%)

Underground development (m)	172	1,950	1,384	3,506	6,348	(91%)	(45%)
Diamond drilling (m)	1,119	7,613	5,806	14,539	16,853	(85%)	(14%)

During the 34 days of operations in the third quarter, La Guitarra produced a total of 136,605 silver equivalent ounces, consisting of 82,292 silver ounces and 688 gold ounces.

As previously announced, the Company placed the La Guitarra milling and mining operations under care and maintenance on August 3, 2018 and is currently reviewing strategic options including the potential sale of the operation. The Company will continue with current permitting activities and remediation programs to prepare the operation for a potential reopening in the future, subject to a sufficient improvement in the economic situation to justify a restart of the operation.

Ongoing care and maintenance activities include pumping and de-watering of the underground mine and treatment of the discharge water. Work also continues at the tailings dam to prepare for closure and water treatment. The surface facilities have all been secured and prepared for suspension of activities and some of the excess equipment not required for care and maintenance activities at La Guitarra have been relocated to the Company's other mining operations. Future care and maintenance costs for the mine is expected to be approximately $0.8 million per quarter.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 18

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 18 mining concessions covering 8,514 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive historical underground development at the Rosario and San Juan mines will allow for easy access to mineralized zones and to accelerate exploration and development in the future.

During the third quarter of 2018, three drill rigs were active on site and the Company completed 2,820 metres of diamond drilling at the Plomosas Silver Project, compared to 8,658 metres in the previous quarter. After reaching 19,718 metres drilled of the 22,000 metres budgeted in the year, and due to security issues in the area, the Company decided to halt the drilling program and continue logging and sampling to get the data and continue building the geological model.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,974 hectares, with estimated historical production of 230 million ounces of silver between 1773 and 1990. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”) largely residing or based outside of San Luis Potosi State, who placed an injunction on the constitutionality of the concessions given that the claims overlay a traditional pilgrimage route. In a related matter, local Ejido members placed an injunction to defend against attempts to create a biosphere reserve by constitutional decree that includes some mining concession areas of the La Luz Project near Real de Catorce, as that would prohibit them from engaging in many livelihood activities including mining. The Company is currently addressing these constitutional legal matters in the Mexican courts. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

La Joya Silver Project, Durango, México

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date of October 21, 2013, and was amended March 4, 2014.

Jalisco Group of Properties, Jalisco, México

The Company owns 100% of a group of mining claims totalling 4,719 hectares located in various mining districts located in Jalisco State, México.

Jimenez del Teul Properties, Zacatecas, Mexico

The Company owns 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,420 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 19

OVERVIEW OF FINANCIAL PERFORMANCE
For the quarters ended September 30, 2018 and 2017 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2018	2017	Variance %

Revenues	$88,521	$61,901	43%	(1)
Mine operating costs
Cost of sales	63,966	40,290	59%	(2)
Depletion, depreciation and amortization	24,701	18,436	34%	(3)
	88,667	58,726	51%

Mine operating (loss) earnings	(146)	3,175	(105)%	(4)

General and administrative expenses	5,417	4,521	20%	(5)
Share-based payments	1,669	1,985	(16)%
Mine care and maintenance costs	1,473	—	100%	(6)
Foreign exchange gain	(2,391)	(2,432)	(2)%
Operating loss	(6,314)	(899)	602%
Investment and other income	(1,418)	625	(327)%	(7)
Finance costs	(3,390)	(1,033)	228%	(8)
Loss before income taxes	(11,122)	(1,307)	751%
Current income tax (recovery) expense	(950)	590	(261)%
Deferred income tax recovery	(16,076)	(577)	2,686%
Income tax (recovery) expense	(17,026)	13	(131,069)%	(9)
Net earnings (loss) for the period	$5,904	($1,320)	(547)%	(10)

Earnings (loss) per share (basic and diluted)	$0.03	($0.01)	(482)%	(10)

1.	Revenues in the quarter increased 43% compared to the same quarter of the previous year primarily attributed to:

•
a 69% increase in silver equivalent ounces sold compared to the third quarter of 2017, primarily attributed to the addition of the San Dimas mine in May of 2018, which resulted in an increase in revenues of $44.1 million; and

•
smelting and refining costs decreased from $2.0 million ($1.63 per ounce) to $1.4 million ($0.41 per ounce). The savings in smelting and refining costs per ounce were primarily attributed to a higher volume of doré production at San Dimas, as well as lower smelting and refining rates renegotiated in July 2018.

Partially offset by:

•	a 14% decrease in average realized silver price of $14.66 per ounce compared to $17.11 per ounce in the same quarter of the prior year, which resulted in a decrease in revenues of $18.1 million;

2.	Cost of sales in the quarter increased 59% or $23.7 million compared to the same quarter of the previous year as a result of the following factors:

•	the addition of the San Dimas mine which incurred $22.1 million in cost of sales;

•
increase in energy costs of $1.1 million in the current quarter compared to the third quarter of 2017, primarily due to a 30% rate hike by Mexico's Federal Electricity Commission during the quarter as well as higher diesel costs.

3.
Depletion, depreciation and amortization in the quarter increased $6.3 million or 34% compared to the same quarter of the previous year primarily as a result of the addition of the San Dimas mine, which incurred $6.7 million of depletion, depreciation and amortization during the quarter.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 20

4.
Mine operating earnings during the quarter decreased by $3.3 million to a mine operating loss of $0.1 million compared to the third quarter of 2017. In the first full quarter of operation under First Majestic, San Dimas generated mine operating earnings of $13.0 million; however, this was offset by $6.8 million decrease in mine operating earnings at La Parrilla, $5.3 million decrease in La Encantada and $2.1 million decrease at Del Toro, respectively, due to a combination of 14% lower average realized silver price and higher costs.

5.
General and administrative expenses increased $0.9 million or 20% during the quarter compared to the same quarter of 2017, primarily attributed to incremental general and administrative costs from the addition of Primero. The Company expects these costs to reduce in the coming quarters as further synergies are achieved and a 20% cost reduction program across all areas of the business which is expected to be fully realized by the first quarter of 2019.

6.
As previously announced, the Company placed the La Guitarra milling and mining operations under care and maintenance on August 3, 2018. Mine care and maintenance costs for the quarter was $1.5 million, including $0.6 million in severance costs for terminated employees and workers. Future care and maintenance costs for the mine is expected to be approximately $0.8 million per quarter.

7.
Investment and other loss in the quarter increased $2.0 million compared to the same quarter of the prior year and relates to unrealized mark-to-market adjustment on investment in marketable securities, partially offset by an increase in interest income.

8.
Finance costs increased $2.4 million compared to the same quarter of the prior year, primarily attributed to an interest expense of $2.1 million and $0.7 million in accretion expense related to the $156.5 million convertible debentures that the Company issued in the first quarter of 2018.

9.
During the quarter, the Company recorded a net income tax recovery of $17.0 million compared to an income tax recovery of $nil million in the third quarter of 2017. The increase in income tax recovery in the quarter was primarily driven by foreign exchange impact on the Company's Mexican Peso denominated tax balances.

10.	As a result of the foregoing, net earnings for the quarter was $5.9 million (EPS of $0.03) compared to net earnings of $1.3 million (EPS of $0.01) in the same quarter of the prior year.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 21

For the year to date period ended September 30, 2018 and 2017 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date	Variance %
	2018	2017	'18 vs '17

Revenues	$226,801	$191,123	19%	(1)
Mine operating costs
Cost of sales	162,932	119,956	36%	(2)
Depletion, depreciation and amortization	66,742	56,591	18%	(3)
	229,674	176,547

Mine operating (loss) earnings	(2,873)	14,576	(120)%	(4)

General and administrative	15,486	13,541	14%
Share-based payments	6,432	6,445	0%
Impairment of non-current assets	31,660	—	100%	(5)
Acquisition costs	4,877	—	100%	(6)
Mine care and maintenance costs	1,473	—	100%	(7)
Foreign exchange loss (gain)	190	(3,507)	105%
Operating loss	(62,991)	(1,903)	3,210%
Investment and other (loss) income	(1,839)	(299)	515%	(8)
Finance costs	(9,648)	(3,219)	200%	(9)
(Loss) before income taxes	(74,478)	(5,421)	1,274%
Current income tax expense	1,424	3,035	(53)%
Deferred income tax recovery	(36,181)	(11,268)	221%
Income tax recovery	(34,757)	(8,233)	322%	(10)
Net (loss) earnings for the period	($39,721)	$2,812	(1,513)%	(11)

Earnings (loss) per share (basic and diluted)	($0.22)	$0.02	(1,394)%	(11)

Cash and cash equivalents	$72,372	$118,141
Total assets	$1,112,197	$781,441
Non-current liabilities	$302,208	$144,581

1.	Revenues in the nine months ended September 30, 2018 increased 19% compared to the previous year due to the following significant contributors:

•
Silver equivalent ounces sold increased by 32% compared to the previous year, primarily attributed to the additional production from San Dimas, resulting in an increase in revenues of $69.4 million; and

•
Smelting and refining costs decreased from $9.0 million ($1.23 per ounce) to $6.1 million ($0.74 per ounce). The savings in smelting and refining costs per ounce were primarily attributed to a higher volume of doré production at San Dimas, as well as lower smelting and refining rates renegotiated in July 2018.

Partially offset by:

•	an 8% decrease in average realized silver price of $15.89 per ounce compared to $17.29 per ounce in the same period of the prior year, resulting in a decrease in revenues of $31.0 million;

•
finished goods inventory acquired from Primero, consisting of 452,198 ounces of silver, were sold by First Majestic under the old WPM stream agreement at $4.32 per ounce. Had these inventories been sold at spot market prices, the Company would have realized an additional $5.6 million in revenue.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 22

2.	Cost of sales in the year increased $43.0 million or 36% compared to 2017 as a result of the following factors:

•	the addition of the San Dimas mine on May 10, 2018, which incurred $40.7 million in cost of sales during its 144 days of operations under First Majestic;

•
increase in energy costs of $2.9 million compared to the same period of 2017, primarily due to a 30% rate hike by Mexico's Federal Electricity Commission since the beginning of the year as well as higher diesel costs.

3.
Depletion, depreciation and amortization in the year increased $10.2 million or 18% compared to the previous year primarily as a result of the addition of the San Dimas mine, which incurred $10.9 million of depletion, depreciation and amortization during the year.

4.
Mine operating earnings during the nine months ended September 30, 2018 decreased $17.4 million from the same period in 2017. In the first 144 days under management by First Majestic, Primero generated mine operating earnings of $18.1 million. However, this was offset by $15.4 million decrease in mine operating earnings at La Parrilla, $14.3 million decrease in La Encantada, and $6.1 million decrease in Del Toro, respectively.

5.
As a result of management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018, the Company assessed the recoverable value of the mine and concluded that its carrying value had an estimated recoverable value below its carrying value. Consequently, the Company recognized an impairment loss of $31.7 million during the period.

6.	Acquisition costs in the year were $4.9 million relating to due diligence costs and closing fees incurred in connection with the acquisition of Primero Mining Corp. which closed on May 10, 2018.

7.
As previously announced, the Company placed the La Guitarra milling and mining operations under care and maintenance on August 3, 2018. Mine care and maintenance costs for the year was $1.5 million, including $0.6 million in severance costs for terminated employees and workers. Future care and maintenance costs for the mine is expected to be approximately $0.8 million per quarter.

8.	Investment and other loss increased $1.5 million relates to unrealized mark-to-market adjustment on investment in marketable securities, partially offset by increase in interest income.

9.
Finance costs increased $6.4 million during the nine months ended September 30, 2018 compared to the previous year, primarily due to $2.0 million in interest expense and $3.6 million in accretion expense related to the $156.5 million convertible debentures that the Company issued in the first quarter of 2018, as well as $0.5 million in accelerated accretion costs as a result of early termination of previous debt facilities.

10.
During the nine months ended September 30, 2018, the Company recorded a net income tax recovery of $34.8 million, compared to an income tax recovery of $8.2 million in the same period of 2017. The increase in income tax recovery was attributed to foreign exchange impact on the Company's Mexican Peso denominated tax balances as well as deferred income tax effect of $11.2 million on the $31.7 million impairment charge on non-current assets.

11.	As a result of the foregoing, net loss for the nine months ended September 30, 2018 was $39.7 million (loss per share of $0.22), compared to earnings of $2.8 million (EPS of $0.02) in the prior year.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 23

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2018			2017				2016
Selected Financial Information	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$88,521	$79,687	$58,593	$61,165	$61,901	$60,116	$69,106	$66,170
Cost of sales	$63,966	$59,285	$39,681	$39,309	$40,290	$40,004	$39,662	$37,346
Depletion, depreciation and amortization	$24,701	$22,706	$19,335	$20,454	$18,436	$18,707	$19,448	$18,881
Mine operating (loss) earnings	($146)	($2,304)	($423)	$1,402	$3,175	$1,405	$9,996	$9,943
Net earnings (loss) after tax	$5,904	($40,033)	($5,592)	($56,084)	($1,320)	$1,412	$2,720	$1,814
(Loss) earnings per share-basic	$0.03	($0.22)	($0.03)	($0.34)	($0.01)	$0.01	$0.02	$0.01
(Loss) earnings per share-diluted	$0.03	($0.22)	($0.03)	($0.34)	($0.01)	$0.01	$0.02	$0.01

During the third quarter of 2018, mine operating loss was $0.1 million compared to a net loss of $2.3 million in the previous quarter. The reduction in mine operating loss was attributed to increased production from San Dimas' first full quarter of production under management by First Majestic, offset by a 12% decrease in average realized silver price compared to the previous quarter. Net earnings after tax increased $45.9 million compared to the previous quarter primarily due to a $7.7 million increase in income tax recovery in the current quarter, as well as an impairment charge of $31.7 million, or $20.5 million net of tax, recognized in the second quarter in connection with management's decision to place the La Guitarra Silver Mine on care and maintenance effective August 3, 2018.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2018, the Company had cash and cash equivalents of $72.4 million, a decrease of $45.8 million compared to $118.1 million at December 31, 2017. The Company's cash and cash equivalents primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

In connection with the Primero acquisition, First Majestic repaid all outstanding amounts of Primero’s $75.8 million convertible debentures as well as $30.2 million in Primero's revolving credit facilities.

To fund these debt repayments and related costs for the acquisition, in February 2018, the Company issued $156.5 million of five year convertible debentures with a semi-annual interest of 1.875% per annum. The Notes are convertible into common shares of the Company at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments.

During the previous quarter, the Company also restructured 100% of its bank debt by entering into a three year $75.0 million Senior Secured Credit Facility.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 24

The following table summarizes the Company's cash flow activity during the periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Cash flow
Cash generated by operating activities	230	15,378	16,932	50,897
Cash used in investing activities	(33,957)	(22,222)	(86,267)	(56,807)
Cash used in financing activities	(3,461)	(966)	24,754	(6,230)
Decrease in cash and cash equivalents	(37,188)	(7,810)	(44,581)	(12,140)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	332	1,705	(1,188)	3,885
Cash and cash equivalents, beginning of the period	109,228	126,899	118,141	129,049
Cash and cash equivalents, end of period	$72,372	$120,794	$72,372	$120,794

The Company’s cash flows from operating, investing and financing activities during the nine months ended September 30, 2018 are summarized as follows:

•	Cash provided from operating activities of $16.9 million, primarily due to:

•	$50.6 million in operating cash flows from operating activities before movements in working capital and taxes;
net of:

•
a $19.3 million increase in value added taxes receivable as a result of delays in recovery from the Mexican tax authorities, primarily related to San Dimas which was 18 months behind on its filings when First Majestic acquired the mine. Since acquisition, the Company has accelerated its filings and, at present, the filings are up to date. The Company has been supplying additional information requested by the SAT as part of the review process and the Company expects the amounts to be refunded or offset against future income tax payments; and

•	$12.0 million decrease in trade and other payables as First Majestic began paying down overdue liabilities assumed from the acquisition of San Dimas.

•	Cash used in investing activities of $86.3 million, primarily related to:

•	$59.0 million spent on mine development and exploration activities;

•	$24.1 million spent on purchase of property, plant and equipment;

•	$2.2 million spent on deposit on non-current assets; and

•	$1.0 million spent on the Primero acquisition.

•	Cash provided from financing activities of $24.8 million, primarily consists of the following:
•$151.1 million of net proceeds from the issuance of the convertible debentures; and
•$34.0 million of net proceeds from the revolving credit facility;
net of:
•$106.1 million repayment on Primero debt facilities;
•$32.1 million on repayment of Scotia debt facilities;
•$16.0 million repayment of revolving credit facility;
•$3.5 million on repayment of lease obligations; and
•$1.4 million on repurchase and cancellation of shares.

Working capital as at September 30, 2018 was $127.8 million compared to $116.3 million at December 31, 2017. Total available liquidity at September 30, 2018 was $182.9 million (see page 38), including $55.0 million of undrawn revolving credit facility.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 25

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at September 30, 2018 and December 31, 2017, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at September 30, 2018, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$49,611	$49,611	$—	$—	$—
Debt facilities	193,624	4,558	28,409	160,657	—
Equipment financing obligations	6,342	3,160	3,130	52	—
Other liabilities	5,052	—	—	—	5,052
Purchase obligations and commitments	12,897	12,130	767	—	—
	$267,526	$69,459	$32,306	$160,709	$5,052

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 26

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2018, value added taxes receivable was $61.8 million (2017 - $15.0 million), including $37.2 million in Primero Empresa Minera S.A. de C.V. ("PEM") as part of the acquisition of Primero. The delay in recovery was primarily attributed to Primero being 18 months behind in its filings when First Majestic acquired the company. Since acquisition, the Company has accelerated its filings and, at present, the filings are up to date. The Company has been supplying additional information requested by the SAT as part of the review process and the Company expects the amounts to be refunded or offset against future income tax payments.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through two international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2018
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$35,941	$55	$—	$3,967	($1,545)	$—	$38,418	$3,842
Mexican peso	1,833	1,509	61,045	—	(27,247)	14,000	51,140	5,114
	$37,774	$1,564	$61,045	$3,967	($28,792)	$14,000	$89,558	$8,956

First Majestic Silver Corp. 2018 Third Quarter Report	Page 27

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				September 30, 2018
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$162	$—	$114	$48	$324
Metals in doré and concentrates inventory	62	233	32	3	330
	$224	$233	$146	$51	$654

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 28

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $64.9 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at September 30, 2018, the Company has not accrued any of the remaining $64.9 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required Primero Empresa Minera, S.A. de C.V. ("PEM") to sell 100% of the silver produced from the San Dimas to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the Servicio de Administración Tributaria (“SAT”) would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received the Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from SAT. The Company intends to continue Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess Primero in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 29

In June 2017 and October 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued observations letters for the 2010 and 2011 tax years, respectively. Observations letters are issued to a taxpayer in advance of a reassessment being issued and provide an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In the observations letters issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 and 2011 taxation years, would make PEM liable for an additional $8.5 million and $23.4 million, respectively, of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. Based on the Company’s assessments, the Company believes Primero’s filings were appropriate and continues to believe its tax filing position based upon the APA is correct. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $19.7 million as non-current as at September 30, 2018.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial position and results of operations.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in the first half of 2019. The Company continues to vigorously defend this class action lawsuit on behalf of Primero and no liability has been recognized in the financial statements.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 30

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the nine months ended September 30, 2018, the Company repurchased and cancelled 230,000 common shares for a total consideration of $1.3 million through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange. No shares were repurchased during the year ended December 31, 2017.

Delisting from the Mexican Stock Exchange

In the first quarter of 2018, the Company filed before the Mexican National Banking and Securities Commission for delisting from the Mexican Stock Exchange ("Bolsa") due to low trading volumes and high costs associated with regulatory compliance. On February 21, 2018, the Company received authorization and has officially delisted. In connection with the delisting, during the nine months ended September 30, 2018, the Company has repurchased and cancelled 14,343 of the Company's shares on Bolsa. The Company was required to offer to repurchase Bolsa shares until August 2018 through a trustee.

Off-Balance Sheet Arrangements

At September 30, 2018, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no transactions with related parties outside of the ordinary course of business during the nine months ended September 30, 2018.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 193,571,617 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. With the exception of the adoption of IFRS 15 - "Revenue from Contracts with Customers" and IFRS 9 - "Financial Instruments", Fair Value Estimates in the Acquisition of Primero and judgments in Consideration for the Acquisition of Primero Mining Corp. as outlined in Note 3 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2018, there were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2017.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2018

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting

First Majestic Silver Corp. 2018 Third Quarter Report	Page 31

model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2018 Third Quarter Report	Page 32

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$10,396	$4,831	$1,666	$2,643	$1,743	$2,301	$446	$24,026
Milling cost	3,653	7,120	4,083	2,574	1,521	2,128	215	21,293
Indirect cost	4,686	2,313	2,132	1,599	1,537	1,559	359	14,185
Total production cost (A)	$18,734	$14,264	$7,881	$6,816	$4,802	$5,988	$1,020	$59,505
Add: transportation and other selling cost	214	169	43	153	120	77	86	913
Add: smelting and refining cost	318	130	81	395	189	104	193	1,410
Add: environmental duty and royalties cost	166	101	12	23	16	42	10	370
Total cash cost before by-product credits (B)	$19,432	$14,664	$8,017	$7,387	$5,127	$6,211	$1,309	$62,198
Deduct: By-product credits attributed to
Gold by-product credits	(20,012)	(11,212)	(32)	(233)	7	(1,930)	(763)	(34,175)
Lead by-product credits	—	—	—	(898)	(2,261)	—	—	(3,159)
Zinc by-product credits	—	—	—	(1,086)	—	—	—	(1,086)
Total by-product credits	($20,012)	($11,212)	($32)	($2,217)	($2,254)	($1,930)	($763)	($38,420)
Total cash cost (C)	($580)	$3,452	$7,985	$5,170	$2,873	$4,281	$546	$23,778
Workers’ participation	2,952	67	78	80	68	80	(40)	3,191
General and administrative expenses	—	—	—	—	—	—	—	5,268
Share-based payments	—	—	—	—	—	—	—	1,669
Accretion of decommissioning liabilities	90	56	69	61	53	52	32	413
Sustaining capital expenditures	7,273	1,825	2,153	2,096	2,386	1,442	424	18,210
All-In Sustaining Costs (D)	$9,735	$5,400	$10,285	$7,407	$5,380	$5,855	$962	$52,529
Payable silver ounces produced (E)	1,444,472	598,094	377,467	317,296	219,782	437,623	78,178	3,472,913
Tonnes milled (F)	176,884	225,873	196,030	117,130	65,323	67,926	14,891	864,056

Total cash cost per ounce, before by-product credits (B/E)	$13.45	$24.52	$21.24	$23.28	$23.33	$14.19	$16.74	$17.91
Total cash cost per ounce (C/E)	($0.40)	$5.77	$21.15	$16.29	$13.07	$9.78	$6.99	$6.85
All-in sustaining cost per ounce (D/E)	$6.74	$9.03	$27.25	$23.34	$24.48	$13.37	$12.30	$15.12
Production cost per tonne (A/F)	$105.91	$63.15	$40.20	$58.18	$73.50	$88.15	$68.47	$68.87

First Majestic Silver Corp. 2018 Third Quarter Report	Page 33

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$4,701	$1,489	$2,490	$1,595	$1,499	$1,078	$12,851
Milling cost	5,936	4,303	2,135	1,358	1,632	701	16,064
Indirect cost	1,529	1,649	1,452	1,128	1,132	972	7,862
Total production cost (A)	$12,656	$4,981	$5,919	$4,678	$4,653	$2,761	$35,647
Add: transportation and other selling cost	140	37	209	212	113	118	872
Add: smelting and refining cost	123	132	819	646	97	184	2,001
Add: environmental duty and royalties cost	113	22	36	18	45	16	250
Total cash cost before by-product credits (B)	$13,320	$7,567	$7,784	$5,220	$5,563	$3,188	$42,685
Deduct: By-product credits attributed to
Gold by-product credits	(13,424)	(3)	(291)	—	(2,211)	(1,063)	(16,992)
Lead by-product credits	—	—	(1,491)	(3,805)	—	—	(5,296)
Zinc by-product credits	—	—	(1,033)	—	—	—	(1,033)
Total by-product credits	($13,424)	($3)	($2,815)	($3,805)	($2,211)	($1,063)	($22,443)
Total cash cost (C)	($104)	$7,564	$4,969	$1,415	$3,352	$2,125	$19,364
Workers’ participation	58	110	122	(403)	114	8	9
General and administrative expenses	—	—	—	—	—	—	4,255
Share-based payments	—	—	—	—	—	—	1,985
Accretion of decommissioning liabilities	47	62	43	42	30	22	246
Sustaining capital expenditures	1,720	1,355	2,505	1,797	1,231	1,368	10,624
All-In Sustaining Costs (D)	$1,721	$9,091	$7,639	$2,851	$4,727	$3,523	$36,483
Payable silver ounces produced (E)	559,494	606,701	405,172	220,701	471,421	111,629	2,375,118
Tonnes milled (F)	232,662	212,092	132,389	60,501	69,113	23,896	730,652

Total cash cost per ounce, before by-product credits (B/E)	$23.81	$12.47	$19.21	$23.65	$11.80	$28.54	$15.82
Total cash cost per ounce (C/E)	($0.18)	$12.47	$12.26	$6.41	$7.11	$19.02	$8.15
All-in sustaining cost per ounce (D/E)	$3.08	$14.98	$18.85	$12.92	$10.03	$31.55	$15.36
Production cost per tonne (A/F)	$55.65	$34.77	$50.75	$71.80	$76.81	$120.09	$54.15

First Majestic Silver Corp. 2018 Third Quarter Report	Page 34

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2018
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$17,278	$13,579	$4,330	$7,468	$5,176	$6,391	$2,430	$56,652
Milling cost	6,444	18,584	12,626	6,803	4,599	5,746	1,621	56,423
Indirect cost	7,783	7,004	5,777	4,636	4,223	4,397	2,537	36,358
Total production cost (A)	$31,505	$39,167	$22,729	$18,907	$13,998	$16,534	$6,589	$149,429
Add: transportation and other selling cost	307	430	132	626	399	303	368	2,715
Add: smelting and refining cost	465	375	247	2,347	1,754	289	642	6,119
Add: environmental duty and royalties cost	265	336	39	85	52	135	53	965
Total cash cost before by-product credits (B)	$32,542	$40,308	$23,147	$21,965	$16,203	$17,261	$7,652	$159,228
Deduct: By-product credits attributed to
Gold by-product credits	(32,924)	(38,585)	(111)	(711)	(1)	(5,032)	(4,364)	(81,728)
Lead by-product credits	—	—	—	(4,282)	(7,410)	—	—	(11,692)
Zinc by-product credits	—	—	—	(4,796)	—	—	—	(4,796)
Total by-product credits	($32,924)	($38,585)	($111)	($9,789)	($7,411)	($5,032)	($4,364)	($98,216)
Total cash cost (C)	($382)	$1,723	$23,036	$12,176	$8,792	$12,229	$3,288	$61,012
Workers’ participation	3,043	282	244	223	224	251	(24)	4,243
General and administrative expenses	—	—	—	—	—	—	—	14,980
Share-based payments	—	—	—	—	—	—	—	6,432
Accretion of decommissioning liabilities	135	168	205	184	158	155	95	1,100
Sustaining capital expenditures	11,311	6,663	6,179	5,948	5,914	3,284	2,055	43,355
All-In Sustaining Costs (D)	$14,107	$8,836	$29,664	$18,531	$15,088	$15,919	$5,414	$131,122
Payable silver ounces produced (E)	2,252,586	1,653,837	1,149,492	971,506	602,497	1,340,274	340,973	8,311,166
Tonnes milled (F)	262,649	677,425	710,083	365,886	210,971	217,732	80,435	2,525,180

Total cash cost per ounce, before by-product credits (B/E)	$14.45	$24.37	$20.14	$22.61	$26.89	$12.88	$22.44	$19.16
Total cash cost per ounce (C/E)	($0.17)	$1.04	$20.04	$12.53	$14.59	$9.12	$9.64	$7.34
All-in sustaining cost per ounce (D/E)	$6.26	$5.34	$25.81	$19.08	$25.04	$11.88	$15.88	$15.78
Production cost per tonne (A/F)	$119.95	$57.82	$32.02	$51.67	$66.35	$75.93	$81.92	$59.17

First Majestic Silver Corp. 2018 Third Quarter Report	Page 35

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Mining cost	$9,051	$2,427	$4,853	$3,379	$3,207	$2,132	$25,050
Milling cost	12,465	7,025	4,113	2,881	3,272	1,329	31,083
Indirect cost	3,305	2,970	3,029	2,499	2,437	2,052	16,292
Total production cost (A)	$24,821	$12,422	$11,995	$8,758	$8,916	$5,513	$72,425
Add: transportation and other selling cost	375	84	498	680	296	406	2,467
Add: smelting and refining cost	418	381	2,983	4,224	278	690	8,974
Add: environmental duty and royalties cost	346	59	117	77	141	61	801
Total cash cost before by-product credits (B)	$38,904	$20,322	$22,313	$18,083	$14,939	$9,540	$124,229
Deduct: By-product credits attributed to
Gold by-product credits	(38,391)	(54)	(726)	—	(6,635)	(4,610)	(50,416)
Lead by-product credits	—	—	(4,789)	(14,432)	—	—	(19,221)
Zinc by-product credits	—	—	(2,775)	—	—	—	(2,775)
Total by-product credits	($38,391)	($54)	($8,290)	($14,432)	($6,635)	($4,610)	($72,412)
Total cash cost (C)	$513	$20,268	$14,023	$3,651	$8,304	$4,930	$51,817
Workers’ participation	274	414	423	19	418	8	1,556
General and administrative expenses	—	—	—	—	—	—	12,778
Share-based payments	—	—	—	—	—	—	6,445
Accretion of decommissioning liabilities	133	177	125	120	87	63	705
Sustaining capital expenditures	5,301	3,437	6,315	4,382	2,683	3,213	26,392
All-In Sustaining Costs (D)	$6,221	$24,296	$20,886	$8,172	$11,492	$8,214	$99,693
Payable silver ounces produced (E)	1,697,124	1,684,752	1,265,747	890,662	1,306,312	422,758	7,267,353
Tonnes milled (F)	695,162	626,641	405,861	221,452	205,749	89,957	2,244,822

Total cash cost per ounce, before by-product credits (B/E)	$22.93	$12.06	$17.63	$20.30	$11.43	$22.56	$17.10
Total cash cost per ounce (C/E)	$0.30	$12.03	$11.08	$4.10	$6.35	$11.66	$7.13
All-in sustaining cost per ounce (D/E)	$3.67	$14.42	$16.50	$9.18	$8.79	$19.43	$13.72
Production cost per tonne (A/F)	$54.33	$31.60	$46.11	$59.17	$69.13	$93.18	$49.89

First Majestic Silver Corp. 2018 Third Quarter Report	Page 36

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenues as reported	$88,521	$61,901	$226,801	$191,123
Add back: smelting and refining charges	1,411	2,001	6,120	8,974
Gross revenues	89,932	63,902	232,921	200,097
Less: Sandstorm gold revenues	(995)	(877)	(3,196)	(2,746)
Less: Wheaton silver revenues	—	—	(1,953)	—
Less: Wheaton gold revenues	(5,862)	—	(8,105)	—
Gross revenues, excluding Sandstorm, Wheaton (A)	$83,075	$63,025	$219,667	$197,351

Payable equivalent silver ounces sold	6,528,979	3,862,899	15,782,796	11,965,740
Less: Payable equivalent silver ounces sold to Sandstorm	(178,812)	(178,375)	(564,404)	(548,450)
Less: Payable equivalent silver ounces sold to Wheaton	(683,968)	—	(1,397,837)	—
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	5,666,199	3,684,524	13,820,555	11,417,290

Average realized price per ounce of silver sold (A/B)(1)	$14.66	$17.11	$15.89	$17.29
Average market price per ounce of silver per COMEX	$15.08	$17.19	$16.12	$17.15

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

First Majestic Silver Corp. 2018 Third Quarter Report	Page 37

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net earnings (loss) as reported	$5,904	($1,320)	($39,721)	$2,812
Adjustments for non-cash or unusual items:
Impairment of non-current assets	—	—	31,660	—
Deferred income tax (recovery) expense	(16,076)	(577)	(36,181)	(11,268)
Share-based payments	1,669	1,985	6,432	6,445
Loss (gain) from investment in derivatives and marketable securities	1,529	(164)	3,779	1,996
Write-down (recovery) of mineral inventory	605	(87)	1,013	(66)
Primero acquisition costs	—	—	4,721	—
Adjusted net (loss) earnings	($6,369)	($163)	($28,297)	($81)
Weighted average number of shares on issue - basic	193,570,469	165,504,932	180,273,849	165,148,690
Adjusted EPS	($0.03)	$0.00	($0.16)	$0.00

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Operating Cash Flows before Working Capital and Taxes	$20,699	$17,687	$50,570	$62,282
Weighted average number of shares on issue - basic	193,570,469	165,504,932	180,273,849	165,148,690
Cash Flow per Share	$0.11	$0.11	$0.28	$0.38

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	September 30, 2018	December 31, 2017
Current Assets	$181,439	$170,658
Less: Current Liabilities	(53,620)	(54,375)
Working Capital	$127,819	$116,283
Available Undrawn Revolving Credit Facility	55,031	8,782
Available Liquidity	$182,850	$125,065

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the nine months ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management excluded from its assessment the internal controls, policies and procedures of Primero, which the Company acquired control on May 10, 2018. Primero’s total assets, net assets, total revenues and net profit/loss on a combined basis constitute approximately 33%, 42%, 31% and (38)%, respectively, of the condensed interim consolidated financial statement amounts as of September 30, 2018. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates. With the exception of the internal controls of Primero Mining Corp., there has been no change in the Company’s internal control over financial reporting during the nine months ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance,

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business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the completion of the acquisition of Primero; the restructuring of the streaming agreement at San Dimas; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; the cancellation of shares purchased on the BMV; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities; the debt financing with Scotiabank. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and

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great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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